

SEC 07004333 MISSION

PB 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABRAHAM & Co., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th STREET CT. NW
(No. and Street)

GIG HARBOR (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & ASSOC., LLC
(Name – *if individual, state last, first, middle name*)

50 WEST BROADWAY STE. 600 (Address) SALT LAKE CITY (City) UT (State) 84101 (Zip Code)



WASH., D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/21

OATH OR AFFIRMATION

I, KYE A. ABRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABRAHAM & CO., INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2006

CONTENTS



RSM McGladrey Network
An Independently Owned Member

HJ & ASSOCIATES, L.L.C.

50 West Broadway, Suite 600 • Salt Lake City, Utah 84101
Telephone (801) 328-4408 • Fax (801) 328-4461

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2006, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 20, 2007

ABRAHAM & CO., INC.
Statement of Financial Condition

ASSETS

	December 31, 2006
CURRENT ASSETS	
Cash	$ 4,775
Cash deposit with clearing organization	10,858
Marketable securities, at fair value	273
Investment in affiliate company, at fair value	60,000
Total Current Assets	75,906
Equipment and software at cost, net of accumulated depreciation of $1,671	434
Total Assets	$ 76,340

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 5,972
Due to related party	100
Total Current Liabilities	6,072
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	114,993
Accumulated deficit	(57,525)
Total Stockholder's Equity	70,268
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$ 76,340

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

	For the Year Ended December 31, 2006
REVENUES	
Commissions	$ 8,269
Management fees	36,579
Brokerage fees	29,400
Administrative fees charged to related parties	15,600
Total Revenue	89,848
OPERATING EXPENSES	
Employee compensation	32,300
Communications and data services	11,759
Depreciation	221
Legal and professional services	31,632
Occupancy	1,343
Taxes, fees and licenses	6,400
Unrealized (gain) on marketable securities	(117)
Unrealized loss on investment in affiliate company	15,750
Other expenses	10,053
Total Operating Expenses	109,341
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	(19,493)
OTHER INCOME AND EXPENSE	
Interest income	415
Interest expense	(222)
Total Other Income	193
LOSS BEFORE INCOME TAXES	(19,300)
INCOME TAX	-
NET LOSS	$ (19,300)
BASIC AND DILUTED LOSS PER SHARE	$ (1.51)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2005	12,800	$ 12,800	$ 39,243	$ (38,225)
Common stock of affiliate company contributed by sole shareholder	-	-	75,750	-
Net loss for year ended December 31, 2006	-	-	-	(19,300)
Balance at December 31, 2006	12,800	$ 12,800	$ 114,993	$ (57,525)

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(19,300)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		221
Unrealized (gain) on marketable securities		(117)
Unrealized loss on investment in affiliate company		15,750
Changes in operating assets and liabilities:		
(Increase) in deposit with clearing organization		(415)
Decrease in accounts receivable - related party		2,067
Decrease in commissions receivable		1,174
Increase in accounts payable, accrued expenses and other liabilities		4,010
Net Cash Provided from Operating Activities		3,390
CASH FLOWS USEDBY INVESTING ACTIVITIES		
Purchases of fixed assets		(531)
Net Cash Used By Investing Activities		(531)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		2,859
CASH, BEGINNING OF YEAR		1,916
CASH, END OF YEAR	$	4,775
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	222
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading securities pursuant to SFAS No. 115 *Accounting For Certain Investments In Debt And Equity Securities*. As such, all securities are carried at fair market value. Gains or losses are determined using first in first out valuations. During the year ended December 31, 2006 the Company recorded an unrealized gain of $117 on its marketable securities. The Company recorded an unrealized loss of $15,750 on its investment in an affiliate company.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2006 consist of the following:

		2006
Federal:		
Current	$	-
Deferred		-
State:		
Current		-
Deferred		-
	$	-

The net deferred tax asset consists of the following components at December 31, 2006

		2006
Deferred tax assets:		
NOL carryover	$	955
Depreciation		11
Valuation allowance		(966)
Net deferred tax asset	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 15% to pretax income from continuing operations for the years ended December 31, 2006 due to the following:

		2006
Book loss	$	(2,895)
Unrealized loss		2,363
Unrealized gain		(18)
Valuation allowance		550
	$	-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock were computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any dilutive potential common shares. The weighted average number of common shares outstanding for the year ended December 31, 2006, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $39,825, which was $34,825 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a 23 percent ownership interest in, and is president of, another corporation. During the year ended December 31, 2006, the Company earned $15,600 in administrative fees for services provided to this corporation.

The Company uses office space owned by the sole shareholder and paid approximately $1,343 toward these costs during the year ended December 31, 2006.

On August 1, 2006, the Company's sole shareholder contributed 75,000 shares of an affiliate company. The contribution was valued at $75,750 based upon the fair market value of the shares as of the date of the contribution.

ABRAHAM & CO., INC.
Schedule I
Compuation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	70,268
Non-allowable assets:		
Fixed assets net of accumulated depreciation		(434)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(18,704)
Haircuts on securities pursuant to subparagraph (f) of Rule 15c3-1		(11,305)
Net Capital	$	39,825

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable, accrued expenses, and other liabilities	$	5,972
Due to related party		100
Aggregate Indebtedness	$	6,072

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	405
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	34,825
Ratio: Aggregate indebtedness to net capital		0.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$	40,224
Adjustments to accounts payable		(399)
Net Capital Per Above	$	39,825

ABRAHAM & CO., INC.

Schedule II

Compuation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.



RSM McGladrey Network
An Independently Owned Member

HJ & ASSOCIATES, L.L.C.

50 West Broadway, Suite 600 • Salt Lake City, Utah 84101
Telephone (801) 328-4408 • Fax (801) 328-4461

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2006.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange act of 1934, and should not be used for any other purpose.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 20, 2007

END